THIS DOCUMENT IS A COPY OF THE SCHEDULE 13-D FILED ON JANUARY 21,
2003 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VI GROUP plc

(Name of Issuer)

Ordinary Shares, nominal value 0.5 pence per share

(Title of Class of Securities)

925541H109

(CUSIP Number)

Matthew H. Hurlock
Kirkland & Ellis
25 Old Broad Street
London EC2N 1HQ
ENGLAND
Tel +44 207 816 8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

10 January 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 925541H109

1.	Name of Reporting Person: Hemisphere Capital LLC/ 01-0679039		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,402,474 (upon conversion)

		8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 4,402,474 (upon conversion)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,402,474

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*: ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6%

14.	Type of Reporting Person (See Instructions): IA

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the ordinary shares, nominal value of 0.5 pence per share (“Ordinary Shares”), of VI Group plc (the “Issuer”). The principal executive offices of the Issuer are located at The Mill, Brimscombe Port, Stroud, Gloucestershire GL5 2QC, England.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)	The person filing this Statement (“Reporting Person”) is Hemisphere Capital LLC.

(b)	The principal office or business address of the Reporting Person is 20 Farnham Circle, Needham, MA 02492.

(c)	The principal business of the Reporting Person is investing in securities and providing investment advisory services to a venture capital fund under formation.

(d-e)	During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any civil proceeding and as a result thereof was not or is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

     The US$1 million used by the Reporting Person to make a convertible loan to the Issuer came from the Reporting Person’s working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person completed a convertible loan transaction (and thus acquired a security convertible in certain circumstances by the Reporting Person and/or the Issuer into Ordinary Shares (or at the election of either the Reporting Person or the Issuer into American Depository Receipts) with a view to an open-ended investment in the Issuer. The Reporting Person and the Issuer are in non-binding discussions concerning a further US$2-4 million investment in the Issuer in the form of convertible, redeemable, participating preference shares of the Issuer. If such transaction is completed, the Reporting Person will have a contractual right to appoint a board member. The proposed preference share transaction is subject to certain restrictions, including but not limited to a limit on the maximum voting rights to be obtained by the Reporting Person in any such transaction. The Reporting Person may transfer the securities of the Issuer held by it to any affiliate or venture capital fund managed or advised by it.

     Other than as described above, the Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)	Prior to conversion of the convertible loan, the Reporting Person has no voting or dispositive power with respect to Ordinary Shares. Upon conversion, the Reporting Person will have sole voting and dispositive power with respect to 4,402,474 Ordinary Shares (10.6%) (or 220,123 related American Depository Receipts).

(b)	The Reporting Person has not effected any transactions in the Ordinary Shares during the past sixty days except as reported herein.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The convertible loan is subject to the terms of a Loan and Investment Agreement dated 10 January 2003 between the Reporting Person and the Issuer and a Convertible Debenture instrument issued by the Issuer which provides for restrictions on transfer of the convertible loan and Ordinary Shares, registration of the Ordinary Shares, conversion of the outstanding convertible loan by the Issuer and the Reporting Person and repayment of principal and accrued interest.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(a)	Loan and Investment Agreement dated 10 January 2003 between the Reporting Person and the Issuer.

SIGNATURE

After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: 17 January 2003

Hemisphere Capital LLC

By:	/Daniel W. Sasaki/ Daniel W. Sasaki Chairman